UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Kubient, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

50116V107

(CUSIP Number)

Paul Damian Roberts

c/o Kubient, Inc.
 228 Park Avenue South

Suite 72602

New York, New York 10003-1502
(866) 668-2567

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 50116V107

Preliminary Statement

This Schedule 13D is filed by Paul Damian Roberts (the “Reporting Person”) with respect to the shares of common stock, par value $0.00001 per share, of Kubient, Inc., a Delaware corporation.

1.	Names of Reporting Persons. Paul Damian Roberts

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Amount of common stock Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,134,032*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,134,032*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,134,032*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.91%** (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

* Includes 25,000 shares of common stock of Kubient, Inc. underlying stock options that are exercisable or will become exercisable within 60 days. Also includes 666,667 of Kubient, Inc. shares of common stock held by the Paul Roberts 2019 Annuity Trust, of which the Reporting Person is a partial beneficiary. The Reporting Person’s spouse is trustee of the trust. The Reporting Person disclaims beneficial ownership of these securities, and the filing of this report is not an admission that the Reporting Person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose. Includes 55,000 shares of common stock of Kubient, Inc. issuable upon exercise of 5 year warrants at an exercise price of $5.50 per share. Does not include 8,333 shares of common stock of Kubient, Inc. underlying unvested stock options.

**The Percent of Class Represented is calculated using 7,646,341 shares of common stock outstanding as of August 14, 2020.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.00001 per share (the “Common Stock”), of Kubient, Inc. (the “Company”).  The Company’s principal executive office is located at 228 Park Avenue South, Suite 72602, New York, New York 10003-1502.

Item 2.	Identity and Background.

(a)	This Statement is being filed by Paul Damian Roberts (the “Reporting Person”).

(b)	The Reporting Person’s address is c/o Kubient, Inc., 228 Park Avenue South, Suite 72602, New York, New York 10003-1502.

(c)	The Reporting Person has served as the Company’s Chief Strategy Officer, President and Chairman since May 15, 2019. The Company’s principal executive office is located at 228 Park Avenue South, Suite 72602, New York, New York 10003-1502.

(d) - (e)	During the five years preceding the date of this filing, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person entered into a Securities Purchase Agreement (the “SPA”) with the Company on May 26, 2017 for the purchase of 1,126,564 shares of Common Stock at a price of $0.00001 per share. The shares purchased were subject to a 1:20 forward stock split, with the Reporting Person holding 22,531,280 shares of Common Stock after the stock split occurred. On August 6, 2020, the Company filed a certificate of amendment to its amended and restated certificate of incorporation with the Secretary of State of the State of Delaware to effectuate a one-for-nine (1:9) reverse stock split of its common stock without any change to its par value. Such amendment became effective upon such filing. The Reporting Person held 1,442,364 shares of Common Stock following the reverse stock split. As it relates to the SPA, the Reporting Person purchased the shares using his personal funds.

The Reporting Person received an option grant to purchase 300,000 shares of Common Stock at price of $0.33 per share (the “Option Grant”) pursuant to his Employment Agreement with the Company dated May 26, 2017 (the “Employment Agreement”). The Reporting Person exercised his option to purchase the 300,000 shares of Common Stock on September 15, 2017. As it relates to the shares purchased pursuant to the Option Grant, the Reporting Person purchased the shares using his personal funds.

The Reporting Person was granted options to purchase 33,334 shares of Common Stock at $2.97 per share for a five year period beginning on May 26, 2017, pursuant to the terms, conditions and vesting schedule set forth in the Non-Qualified Option Agreement that corresponds to his employment agreement with the Company, dated May 26, 2017 and as amended October 2, 2019.

On February 26, 2020, the Reporting Person purchased from the Company, $275,000 of the Company’s promissory notes, which were convertible into Common Stock upon the Company’s initial public offering, with the conversion price per share being the fair market value of the shares at the time of the initial public offering. The promissory note converted upon the Company’s initial public offering on August 14, 2020 at $5.00 per share, with the Reporting Person obtaining units composed of 55,000 shares of Common Stock and 5 year warrants to purchase 55,000 shares of Common Stock at an exercise price of $5.50 per share. As it relates to the foregoing convertible promissory notes, the Reporting Person used his personal funds.

The information set forth in Item 4 is incorporated by reference herein.

Item 4.	Purpose of Transaction.

The Reporting Person became the beneficial owner of more than 5% of the outstanding Common Stock on August 14, 2020, upon the conclusion of the Company’s Initial Public Offering.

From time to time, the Reporting Person may acquire beneficial ownership of additional shares of the Common Stock, by purchase or otherwise, including additional purchases of shares in the open-market from time to time and upon receipt from the Company of future equity compensation awards for which the Reporting Person qualifies, including, but not limited to, stock options and restricted stock units.  In addition, from time to time, the Reporting Person may dispose of all or a portion of the shares of the Common Stock that are beneficially owned by the Reporting Person.

Other than as described above, the Reporting Person does not have any plan or proposal that relate to or would result in any of the transactions involving the Company described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	The information provided in rows 11 and 13 of the cover page to this Statement regarding the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person is hereby incorporated by reference into this Item 5.

(b)	The information provided in rows 7 through 10 of the cover page to this Statement regarding the number of shares of Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition is hereby incorporated by reference into this Item 5.

(c)	None.

(d) - (e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person serves as the Chief Strategy Officer, President and Chairman of the Company.

The terms of the Reporting Person’s employment agreement, entered into on May 26, 2017 and amended October 2, 2019 solely to reflect his change in position at the Company to Chief Strategy Officer and President, provides for an annual base salary of $120,000, plus an annual bonus of up to 30% of his base salary based upon the achievement of certain performance goals to be established by the board of directors or a committee of the board of directors.

Item 7.	Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2020

/s/ Paul Damian Roberts
Paul Damian Roberts